BRF S.A.

Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

NOTICE TO SHAREHOLDERS

BRF S.A. (B3: BRFS3; NYSE: BRFS) (“Company” or “BRF”) hereby informs its shareholders and the market in general that, July 18th, 2023, the Company announced the closing of the public offering for primary distribution of common shares issued by the Company. Accordingly, the Company's Bylaws ("Bylaws"), approved at the Extraordinary Shareholders' Meeting held on July 3rd, 2023, under the condition precedent to the settlement of an eventual capital increase through the issuance of new shares by the Company, with the suppression of article 41 and subsequent exclusion of cross references and renumbering of the other articles, becomes effective as of this date.

The Bylaws approved at such General Meeting were duly disclosed by the Company on the websites of the Company, the Brazilian Securities Commission (CVM) and B3 S.A. - Brasil, Bolsa, Balcão.

São Paulo, July 19, 2023.

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer